FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 21 July 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")
Board and Committee changes

GSK today announces that Dr Laurie Glimcher has been appointed to the Board of the Company as a Non-Executive Director and has been deemed a Scientific and Medical Expert. Dr Glimcher will join the Board on 1 September 2017.

Philip Hampton, Chairman of GlaxoSmithKline plc, said: "I am delighted Laurie is joining the Board. Laurie brings a wealth of expertise in scientific and medical innovation and public health which will be invaluable to GSK. "

Dr Glimcher is currently Professor of Medicine at Harvard Medical School and is CEO, President and an Attending Physician at the Dana-Farber Cancer Institute.

In addition to a number of senior leadership positions held at both Harvard Medical School and Harvard School of Public Health, Dr Glimcher has also served as Stephen and Suzanne Weiss Dean and Professor of Medicine at Weill Cornell Medical College and as an Attending Physician at the New York Presbyterian Hospital/Weill Cornell Medical Center.

Dr Glimcher is a member of the Blue Ribbon Panel Advisory Board of the National Cancer Institute and of the American Asthma Foundation. She is a Non-Executive Director of the Parker Institute for Cancer Immunotherapy and of the Waters Corporation, where she also serves on their Corporate Governance Committee. Dr Glimcher recently decided to step down from the Board of Bristol-Myers Squibb Co (BMS) after serving for 20 years on its Board.

Dr Glimcher has recently been awarded the Kober Medal from the American Association of Physicians for a lifetime of achievements in the field of internal medicine. She has also received the L'Oreal Laureate Award for her discoveries in immunology, and the Marion Fay Spencer award for her scholarship and commitment to the application of sciences to healthcare. She is also a member of the Lasker Award Jury, a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Medicine, a Member of the National Academy of Sciences and a Fellow of the Royal Society of Biology.

On joining the Board Dr Glimcher will become a member of the Board's Science and Audit & Risk Committees.
V A Whyte
Company Secretary
21 July 2017

Notes

1.   As Non-Executive Director of GSK, Dr Glimcher will receive standard annual fees of £85,000 per annum. She will also receive a further £30,000 in respect of her additional duties as a Board Scientific and Medical Expert. To enhance the link between Non-Executive Directors and shareholders, at least 25% of her fees will be paid in the form of Ordinary Shares and allocated to a share account, and she will be able to invest part or all of the balance of her fees into the same share account.

2.   The Board has determined that Dr Glimcher will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code. In addition, the Company confirms that there are no further disclosures to be made in connection with Dr Glimcher's appointment in accordance with Listing Rule 9.6.13R.

3.    "Scientific and Medical Expert" - The Board designates Non Executive Directors whose expertise or backgrounds as renowned medical scientists, researchers, or physicians mean that they are able to bring scientific or industry expertise to the Board's deliberations.

4.   With effect from 1 September 2017, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Ms Emma Walmsley	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Patrick Vallance	President, R&D
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Dr Laurie Glimcher	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Eleanor Bunch	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 21, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc